
December 11, 2019

Shachar Daniel
Chief Executive Officer
Safe-T Group Ltd.
8 Abba Eban Ave.
Herzliya
4672526 Israel

> **Re: Safe-T Group Ltd.**
> **Registration Statement on Form F-3**
> **Filed December 5, 2019**
> **File No. 333-235368**

Dear Mr. Daniel:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Edwin Kim, Attorney-Advisor, at (202) 551-3297 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: David Huberman, Esq.